UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Date of dividend payment December 2022	2

TELEFÓNICA, S.A. (“Telefónica” or the “Company”) in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

The Board of Directors, at his meeting held today, has resolved to set next December 15, 2022 as the payment date for the dividend in cash, charged to unrestricted reserves approved by the Annual General Shareholders‘ Meeting held on April 8, 2022, consisting of a fixed gross amount of 0.15 euros for each existing Telefónica shares entitled to participate in such distribution.

The required withholdings will be made on said gross amount in accordance with the applicable regulations. The relevant dates of this dividend distribution in the Spanish securities market will be:

The last trading date on which the security is traded with dividend rights (last trading date)	December 12, 2022
The date from which the security is traded on the market without dividend rights (ex date)	December 13 ,2022
Date of determination of the holders to be used for payment of the dividend (record date)	December 14, 2022
Date on which the dividend is paid (payment date)	December 15, 2022

This is the first payment of the commitment announced by the Company, to remunerate the shareholder with a dividend of 0.30 euros per share for 2022. The second payment of 0.15 euros per share in cash will be made in June 2023, and therefore, the adoption of the corresponding corporate resolutions will be proposed to the Annual General Meeting.

Madrid, November 3, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 3, 2022	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors